Exhibit 99.1

IMRIS sponsoring Practical Clinic and exhibiting intraoperative MR and CT imaging techniques at AANS

Solutions provide on-demand access to state-of-the-art imaging during procedures

MINNEAPOLIS, April 1, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced sponsorship of a Practical Clinic on brain mapping and awake surgical mapping techniques and exhibition at the American Association of Neurological Surgeons (AANS) 2014 scientific meeting April 5-9 in San Francisco.

Consistent with the conference's overarching theme and the mission of IMRIS of expanding neurosurgery, the course will review current technologies and challenges for pre-operative and intraoperative brain mapping for tumors and epilepsy. The IMRIS VISIUS® intraoperative MRI is one of the technologies currently used effectively in these applications. AANS visitors are encouraged to learn more about IMRIS products at booth 913.

The global leader in intraoperative imaging solutions, IMRIS products give surgeons on-demand access to real-time data and state-of-the-art imaging during the procedure in the operating room (OR) without moving the patient. VISIUS Surgical Theatres by IMRIS are equipped with either high-field MR or 64-slice computed tomography (CT) that moves to the patient on ceiling-mounted rails. The Company also designs and manufactures proprietary head fixation devices, horseshoe headrests, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

"Our advanced systems integrate the latest MR and CT scanner technology within the surgical suite," said IMRIS President and CEO Jay D. Miller. "Growing clinical evidence and neurosurgical applications using our systems are showing that having immediate access to diagnostic quality imaging without moving the patient during surgery is valuable for improved patient outcomes and reduced risks."

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 01-APR-14